Filed by Brookfield Real Assets Income Fund Inc. (File No. 811-23157)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934, as amended

Subject Companies:

Brookfield Total Return Fund Inc.

File No. 811-05820

Shareholder Services

Shareholder Name

Address 1

Address 2

Address 3

IMPORTANT NOTICE

Re: Brookfield Total Return Fund Inc.

Dear Shareholder:

We have tried unsuccessfully to contact you regarding a very important matter regarding your investment in Brookfield Total Return Fund Inc. (the “Fund”). This matter pertains to an important operating initiative for the Fund which requires your response in order to implement the important initiative.

It is very important that we speak to you regarding this matter.  The call will only take a few moments of your time and there is no confidential information required.

Please contact us toll-free at 1-800-330-5136 Extension 10866 between 9:00 a.m. and 10:00 p.m. Eastern time Monday through Friday and Saturday between 10:00 a.m. and 6:00 p.m.  At the time of the call please reference the number listed below.

Thank you in advance for your attention to this important matter.

Sincerely,

Brian F. Hurley

President	REFERENCE NUMBER: 123456789

Brookfield Total Return Fund Inc.

Brookfield Place, 250 Vesey Street, 15th Floor • New York, New York 10281